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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                  Filing No. 1 for the Month of September, 2001




                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                                Form 20-F X   Form 40-F
                                         ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes      No  X
                                            ---     ---

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                           BID.COM INTERNATIONAL INC.

         On September 10, 2001, Bid.Com International Inc. ("Bid.Com" or the "Company") announced it will launch a bid to acquire ADB Systemer ASA, a software vendor focused on enterprise asset management and integrated electronic procurement. The bid has the support of ADB's board of directors, senior management and shareholders holding approximately 65 percent of ADB's outstanding shares.

Proposed Acquisition of ADB

         The acquisition will involve an exchange of cash and stock worth approximately $13 million (CDN). Under the terms of the agreement, each share of ADB will be converted into $0.17 (CDN) in cash and 1.736 common shares of Bid.Com, for a total consideration of $2.2 million (CDN) in cash and 22.1 million newly issued common shares. In addition, each of the approximately 1.6 million outstanding warrants and options to acquire shares of ADB will be exercisable for shares of Bid.Com.

     ADB is headquartered in Sola, Norway and is traded in the Norwegian over-the-counter market. The Gartner Group has listed ADB as one of twelve leading global providers of enterprise asset management software applications. Asset management is used by capital equipment intensive industries, such as oil and gas, utilities, mining and pharmaceuticals, to monitor equipment maintenance and performance, and improve operational efficiency. According to the Gartner Group, the market for asset management technology is expected to be $1.3 billion by 2002. ADB has developed a particular expertise in the oil and gas sector. Its customers include BP, Halliburton Company, Paramount Resources and Encal Energy.

         Bid.Com believes that this acquisition will be beneficial in many ways, including competitive differentiation, increased sales, reduced infrastructure costs and a general improvement in its technology and management depth. The combination of ADB's asset management software with Bid.Com's sourcing and on-line sales applications will allow the Company to present customers with a full suite of solutions that will enable organizations to electronically manage the entire lifecycle of their assets from procurement through disposition.

Board of Directors and Senior Management

         Following the acquisition, Martin Bekkeheien, a senior executive with Statoil, one of the world's largest oil and gas companies, and John Reynolds, a principal of one of ADB's largest shareholders, venture capital firm Lime Rock Partners, will join Bid.Com's Board of Directors.

         The new appointments will replace Pat Bourke, Dr. Duncan Copeland, and Howard Koenig, who will resign upon completion of the acquisition. The changes at the Board level enable Bid.Com to comply with residency requirements specified by the Ontario Business Corporations Act.

         Upon completion of the acquisition, Jeff Lymburner will continue to serve as Chief Executive Officer of the Company. Mark Wallace, currently Chief Operating Officer, will

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assume the role of President, currently held by Mr. Lymnburner. Jan Pedersen,
CEO of ADB and the company's largest shareholder, will join Bid.Com's management team as President of European Operations. Aidan Rowsome, currently Managing Director of Bid.Com's activities in Europe, will become Vice President of Global Sales. Jim Moskos will continue to serve as President of the Technologies Group.

Corporate Name Change

         Subject to shareholder approval and completion of the acquisition, Bid.Com will rename itself ADB Systems International. The Company believes that by changing its name to `ADB Systems International' it will be able to eliminate any negative connotations that dotcom names currently evoke among customers and the investment community. The new name will also allow the Company to better reflect its broadening product suite and take advantage of the strong level of awareness that ADB has as a leading asset management software vendor.

Share Consolidation

         Shareholders will also be asked to approve the consolidation of the Company's shares on the basis of one consolidated share for each two shares currently outstanding. The consolidation is intended to reduce the size of Bid.Com's float which will increase as a result of the number of shares issued in connection with the transaction. If approved, the consolidation will reduce the number of Bid.Com's outstanding shares following the acquisition from approximately 76 million shares to 38 million shares.

         As previously reported, Bid.Com received a Nasdaq staff determination in June, 2001, indicating that the Company failed to comply with the $1.00 (U.S.) minimum bid price requirement for continued listing, and is therefore subject to delisting. Bid.Com appealed that action in August, 2001, and is awaiting determination of the Nasdaq Listing Qualifications Panel.

Additional Expense Reduction

         In concert with the acquisition, Bid.Com has undertaken a number of measures to improve its financial position and significantly curtail spending across all major areas. The Company announced today that it is further reducing its workforce by approximately 30 percent. As a result of these cost-cutting measures, the Company expects that its operational quarterly burn-rate will be dramatically reduced, and that its cash and marketable securities will carry the Company well into the third quarter of 2002.

Special Shareholder Meeting

         The acquisition, name change, share consolidation and related matters have been approved by Bid.Com's Board of Directors and are subject to shareholder and regulatory approvals. A special meeting of Bid.Com shareholders to vote on these matters will be held on October 10 at the Fairmount Royal York Hotel in Toronto beginning at 4:30 p.m. Interested individuals unable to attend will be able to listen to a live web-cast of the special meeting on the Company's website, www.bid.com. Copies of the Proxy Circular and voting
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information will be distributed to shareholders on or about September 11, 2001.

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         This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, cash requirements and business operations. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's results to differ materially from expectations. These risks include Bid.Com's inability to receive shareholder and regulatory approval to consummate the ADB transaction, difficulties that may be encountered in integrating ADB's business or maintaining certain ADB personnel, unanticipated costs that may result from the integration and operation of ADB, Bid.Com's ability to further develop its business-to-business sales and operations, Bid.Com's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of Bid.Com's products and services, competitive factors, new products and technological changes, delisting of Bid.Com's common shares from the Nasdaq National Market, and other such risks as Bid.Com may identify and discuss from time to time, including those risks disclosed in Bid.Com's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that Bid.Com's plan will be achieved.

         The Company hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888).

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               BID.COM INTERNATIONAL INC.


Date: September 10, 2001       By:  /s/ John Mackie
                                    --------------------------------------------
                                    Name: John Mackie
                                    Title:   Vice-President, General Counsel and
                                             Corporate Secretary